

Hal Hayden · 3rd

General Partner at Trinity Capital Investment

Prescott, Arizona · 500+ connections · **Contact info**

Sun Mountain Private
Fund

 **University of Arizona**

Experience

Partner

Sun Mountain Private Credit Fund

Mar 2018 – Present · 2 yrs 2 mos



General Partner

Trinity Capital Investment

Sep 2012 – Present · 7 yrs 8 mos

Phoenix

Managing Partner

Agility Ventures

May 2004 – Present · 16 yrs

Segment Manager

Capitalstream

1999 – 2001 · 2 yrs

Vice President / General Manager

Heritage Software Finance

1997 – 1999 · 2 yrs
Prescott, Arizona

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Education



University of Arizona
BS, Marketing
1975 – 1979



University of Arizona - Eller College of Management
Bachelor of Science (B.Sc.)

Licenses & Certifications



Certified Lease & Finance Professional
CLFP Foundation

Skills & Endorsements

Portfolio Management · 20

 Endorsed by **George A. Parker, who is highly skilled at this**

Management · 15

Dan Belejovitch and 14 connections have given endorsements for this skill

Venture Capital · 13

Larry Dalton and 12 connections have given endorsements for this skill

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